  Exhibit 99.2

First Mining Gold Corp.

Consolidated Annual Financial Statements
For the years ended December 31, 2018 and 2017
 (Expressed in thousands of Canadian dollars unless otherwise noted)

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of First Mining Gold Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of First Mining Gold Corp. and its subsidiaries (together, the Company) as of December 31, 2018 and 2017, and the related consolidated statements of net loss and comprehensive loss, cash flows and changes in equity for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and their financial performance and their cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants Vancouver, Canada
March 28, 2019

We have served as the Company’s auditor since 2017.

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7 T: +1 604 806 7000, F: +1 604 806 7806
“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

FIRST MINING GOLD CORP.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT DECEMBER 31, 2018 AND DECEMBER 31, 2017
(Expressed in thousands of Canadian dollars unless otherwise noted)

	December 31, 2018	December 31, 2017

ASSETS

Current
Cash and cash equivalents	$5,115	$15,400
Accounts and other receivables (Note 4)	149	435
Prepaid expenditures	257	372
Marketable securities (Note 5)	2,597	4,277
Total current assets	8,118	20,484

Non-current
Mineral properties (Note 6)	244,129	239,871
Mineral property investments (Note 7)	4,417	4,417
Property and equipment	662	772
Reclamation deposit	116	116
Other receivables (Note 4)	90	77
Total non-current assets	249,414	245,253
TOTAL ASSETS	$257,532	$265,737

LIABILITIES

Current
Accounts payable and accrued liabilities (Note 8)	$582	$1,083

SHAREHOLDERS’ EQUITY
Share capital (Note 11)	275,068	272,501
Warrant and share-based payment reserve (Note 11)	30,230	27,607
Accumulated other comprehensive loss	(5,292)	(4,043)
Accumulated deficit	(43,056)	(31,411)
Total shareholders’ equity	256,950	264,654
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$257,532	$265,737

Subsequent events (Note 19)

The consolidated financial statements were approved by the Board of Directors:

Signed: “Keith Neumeyer”, Director
Signed: “Raymond Polman”, Director

The accompanying notes are an integral part of these consolidated annual financial statements.

FIRST MINING GOLD CORP.
CONSOLIDATED STATEMENTS OF NET LOSS AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(Expressed in thousands of Canadian dollars unless otherwise noted)

	Year ended December 31,
	2018	2017
EXPENDITURES (Note 12)
General and administration	$4,692	$5,910
Exploration and evaluation	764	1,758
Investor relations and marketing communications	1,634	3,284
Corporate development and due diligence	505	340
Write-down of mineral properties (Note 6)	4,181	-
Loss from operational activities	(11,776)	(11,292)

OTHER ITEMS
Foreign exchange loss	(5)	(147)
Other expenses	(54)	(89)
Interest and other income	190	344
Net loss for the year	$(11,645)	$(11,184)

OTHER COMPREHENSIVE LOSS
Items that will not be reclassified to net (loss) or income:
Marketable securities fair value loss (Note 5)	(1,680)	(3,399)
Items that may be reclassified to net income or (loss):
Currency translation adjustment	431	(280)
Other comprehensive loss	(1,249)	(3,679)

Total comprehensive loss for the year	$(12,894)	$(14,863)
Basic and diluted loss per share (in dollars)	$(0.02)	$(0.02)
Weighted average number of shares outstanding – Basic and Diluted	557,470,696	547,635,558

The accompanying notes are an integral part of these consolidated annual financial statements.

FIRST MINING GOLD CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(Expressed in thousands of Canadian dollars unless otherwise noted)

	Year ended December 31,
	2018	2017
Cash flows from operating activities
Net loss for the year	$(11,645)	$(11,184)
Adjustments for:
Depreciation	204	295
Unrealized foreign exchange loss	15	103
Share-based payments (Note 11(d))	3,032	5,497
Accrued interest receivable and other income	9	99
Accrued other expenses	43	88
Write-down of mineral properties (Note 6)	4,181	-
Operating cash flows before movements in working capital	(4,161)	(5,102)
Changes in non-cash working capital items:
Decrease (increase) in accounts and other receivables	259	(168)
Decrease in prepaid expenditures	63	58
Increase (decrease) in accounts payables and accrued liabilities	58	(101)
Total cash used in operating activities	(3,781)	(5,313)

Cash flows from investing activities
Property and equipment purchases	(93)	(468)
Mineral property expenditures (Note 6)	(7,402)	(11,996)
Other receivables or payments recovered	-	877
Purchase of marketable securities	-	(1,829)
Cash expended in acquisitions	-	(310)
Total cash used in investing activities	(7,495)	(13,726)

Cash flows from financing activities
Proceeds from exercise of warrants and stock options	989	2,022
Repayments of debenture liability (Note 10)	-	(200)
Repayments of loans payable (Note 9)	-	(461)
Total cash provided by financing activities	989	1,361

Foreign exchange effect on cash	2	(79)

Change in cash and cash equivalents	(10,285)	(17,757)
Cash and cash equivalents, beginning	15,400	33,157
Cash and cash equivalents, ending	$5,115	$15,400
Cash	$867	$5,184
Term deposits	4,248	10,216
Cash and cash equivalents, ending	$5,115	$15,400

Supplemental cash flow information (Note 16)

The accompanying notes are an integral part of these consolidated annual financial statements.

FIRST MINING GOLD CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(Expressed in thousands of Canadian dollars unless otherwise noted)

	Number of common shares	Share capital	Warrant reserve	Share-based payment reserve	Accumulated other comprehensive income (loss)	Accumulated deficit	Total

Balance as at December 31, 2016	539,439,736	$262,876	$15,361	$8,582	$708	$(21,299)	$266,228
Impact of adopting IFRS 9 (Note 3)	-	-	-	-	(1,072)	1,072	-
Balance as at January 1, 2017 (restated)	539,439,736	$262,876	$15,361	$8,582	$(364)	$(20,227)	$266,228
Shares issued on acquisition of mineral properties	3,000,000	2,613	-	-	-	-	2,613
Shares issued on settlement of debenture liability (Note 10)	4,700,000	3,102	-	-	-	-	3,102
Exercise of options (Note 11(d))	4,162,617	3,315	-	(1,534)	-	-	1,781
Exercise of warrants (Note 11(c))	1,245,263	595	(354)	-	-	-	241
Share-based payments	-	-	-	5,552	-	-	5,552
Loss for the year	-	-	-	-	-	(11,184)	(11,184)
Other comprehensive loss	-	-	-	-	(3,679)	-	(3,679)
Balance as at December 31, 2017	552,547,616	$272,501	$15,007	$12,600	$(4,043)	$(31, 411)	$264,654
Balance as at December 31, 2017	552,547,616	$272,501	$15,007	$12,600	$(4,043)	$(31,411)	$264,654
Exercise of options (Note 11(d))	638,000	276	-	(171)	-	-	105
Exercise of warrants (Note 11(c))	5,131,300	2,291	(1,407)	-	-	-	884
Options forfeited (Note 11(d))	-	-	-	(39)	-	-	(39)
Share-based payments	-	-	-	4,240	-	-	4,240
Loss for the year	-	-	-	-	-	(11,645)	(11,645)
Other comprehensive loss	-	-	-	-	(1,249)	-	(1,249)
Balance as at December 31, 2018	558,316,916	$275,068	$13,600	$16,630	$(5,292)	$(43,056)	$256,950

The accompanying notes are an integral part of these consolidated annual financial statements.

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)

1. NATURE OF OPERATIONS

First Mining Gold Corp. (formerly First Mining Finance Corp.) (the “Company” or “First Mining”) was incorporated in Canada on April 4, 2005. The Company changed its name to First Mining Gold Corp. in January 2018.

The Company is an emerging mineral development company with a diversified portfolio of gold projects in North America. The Company’s vision is to advance its materials assets towards a construction decision and, ultimately, to production, and we may acquire additional assets in the future.

First Mining is a public company which is listed on the Toronto Stock Exchange (the “TSX”) under the symbol “FF”, on the OTCQX under the symbol “FFMGF”, and on the Frankfurt Stock Exchange under the symbol “FMG”.

The Company’s head office and principal address is located at Suite 1800 – 925 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3L2.

2. BASIS OF PRESENTATION

These consolidated annual financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, effective for the Company’s reporting for the year ended December 31, 2018.

These consolidated annual financial statements have been prepared on a historical cost basis, except for financial instruments classified as fair value through profit and loss or fair value through other comprehensive income (loss), which are stated at their fair value. The consolidated annual financial statements are presented in thousands of Canadian dollars, unless otherwise noted. The functional currency of the Company and its Canadian subsidiaries is the Canadian dollar while the functional currency of the Company’s non-Canadian subsidiaries is the US dollar.

The accounts of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Inter-company transactions, balances and unrealized gains or losses on transactions are eliminated. The Company’s material subsidiaries are as follows:

Name	Place of Incorporation	Ownership Percentage
First Mining Gold Corp.	Canada	Parent
Gold Canyon Resources Inc. (“Gold Canyon”)	Canada	100%
Goldlund Resources Inc. (“Goldlund”)	Canada	100%
Coastal Gold Corp. (“Coastal Gold”)	Canada	100%
Cameron Gold Operations Ltd. (“Cameron Gold”)	Canada	100%
PC Gold Inc. (“PC Gold”)	Canada	100%
Clifton Star Resources Inc. (“Clifton”)	Canada	100%
Minera Teocuitla, S.A. de C.V. (“Teocuitla”)	Mexico	100%

These consolidated annual financial statements were approved by the Board of Directors on March 28, 2019.

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)

3. ACCOUNTING POLICIES

These consolidated annual financial statements have been prepared using the following accounting policies:

a)
Financial Instruments

(i)
Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has opted to measure them at FVTPL.

Upon the adoption of IFRS 9, the Company made an irrevocable election to classify marketable securities and mineral property investments (First Mining’s 10% equity interest in a group of privately held companies that own the Duparquet Gold Project) as FVTOCI given they are not held for trading and are instead held as strategic investments that align with the Company’s corporate objectives.

(ii)
Measurement

Financial assets at FVTOCI
Elected investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses recognized in other comprehensive income (loss).

Financial assets and liabilities at amortized cost
Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL
Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statements of net (loss) income. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the consolidated statements of net (loss) income in the period in which they arise. Where management has opted to recognize a financial liability at FVTPL, any changes associated with the Company’s own credit risk will be recognized in other comprehensive income (loss).

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)

3. ACCOUNTING POLICIES (Continued)

(iii)
Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost.

At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. The Company shall recognize in the consolidated statements of net (loss) income, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

(iv)
Derecognition

Financial assets
The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the consolidated statements of net (loss) income. However, gains and losses on derecognition of financial assets classified as FVTOCI remain within accumulated other comprehensive income (loss).

Financial liabilities
The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled or expired. Generally, the difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in the consolidated statements of net (loss) income.

b)
Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term deposits that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. The carrying amounts approximate fair value due to the short-term maturities of these instruments.

c)
Mineral Properties

Once the legal right to explore a property has been acquired, costs directly related to exploration and evaluation expenditures are recognized and capitalized, in addition to the acquisition costs. These direct expenditures include such costs as mineral concession taxes, option payments, wages and salaries, surveying, geological consulting and laboratory, field supplies, travel and administration. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the period in which they are incurred.

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)

3. ACCOUNTING POLICIES (Continued)

The Company may occasionally enter into option or royalty arrangements, whereby the Company will transfer part of its mineral properties, as consideration, for an agreement by the transferee to meet certain exploration and evaluation expenditures which would have otherwise been undertaken by the Company. The Company does not record any expenditures made by the optionee on its behalf. Any cash consideration received from the agreement is credited against the costs previously capitalized to the mineral interest given up by the Company, with any excess cash accounted for as a gain on disposal.

The Company assesses exploration and evaluation assets for impairment when facts and circumstances suggest that the carrying amount of an asset may exceed its recoverable amount. The recoverable amount is the higher of the asset’s fair value less costs to sell and value in use.

Once the technical feasibility and commercial viability of extracting the mineral resource has been determined, the property is considered to be a mine under development and is classified as ‘mines under construction’. Exploration and evaluation assets are also tested for impairment before the assets are transferred to development properties.

d)
Impairment of Non-Financial Assets

Mineral properties are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount, which is the higher of value in use and fair value less costs to sell, the asset is written down accordingly. An impairment loss is charged to profit or loss.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash flows (cash-generating units). As a result, some assets may be tested individually for impairment and some are tested at a cash-generating unit level.

Impairment reviews for mineral properties are carried out on a property by property basis, with each property representing a single cash generating unit. An impairment review is undertaken when indicators of impairment arise, but typically when one of the following circumstances apply:

●
The right to explore the area has expired or will expire in the near future with no expectation of renewal;
●
Substantive expenditure on further exploration for and evaluation of mineral resources in the area is neither planned nor budgeted;
●
No commercially viable deposits have been discovered, and the decision had been made to discontinue exploration in the area; and
●
Sufficient work has been performed to indicate that the carrying amount of the expenditure carried as an asset will not be fully recovered.

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)

3. ACCOUNTING POLICIES (Continued)

e)
Property and equipment

Property and equipment are recorded at cost less accumulated depreciation and accumulated impairment losses. The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation and, where applicable, the initial estimation of any asset retirement obligation.
The purchase price or construction cost is the aggregate amount paid and the fair value of any other consideration given to acquire the asset.

Depreciation is recognized in profit or loss on a straight-line basis over the following estimated useful lives:

Buildings	10 years
Machinery and equipment	5 years
Furniture and fixtures	5 years
Vehicles	5 years
Computer equipment	3 years
Computer software	1 year

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

f)
Environmental Reclamation Provision

The Company is subject to various government laws and regulations relating to environmental disturbances caused by exploration and evaluation activities. The present value of the estimated costs of legal and constructive obligations required to restore the exploration sites is recognized in the year in which the obligation is incurred. The nature of the reclamation activities includes restoration and revegetation of the affected exploration sites.

When a liability is recognized, the present value of the estimated costs is capitalized by increasing the carrying amount of the related exploration properties. Over time, the discounted liability is increased for the changes in present value based on current market discount rates and liability specific risks.

Additional environment disturbances or changes in reclamation costs will be recognized as additions to the corresponding assets and reclamation provision in the year in which they occur.

g)
Income Taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in net income except to the extent that it relates to a business combination or items recognized directly in equity or in other comprehensive loss.

Current income taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss for the current year and any adjustment to income taxes payable in respect of previous years. Current income taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the year-end date.

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)

3. ACCOUNTING POLICIES (Continued)

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax base, except for taxable temporary differences arising on the initial recognition of goodwill and temporary differences arising on the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss.

Recognition of deferred tax assets for unused tax losses, tax credits and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. At the end of each reporting year the Company reassesses unrecognized deferred tax assets. The Company recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

h)
Share Capital

Equity instruments are contracts that give a residual interest in the net assets of the Company. Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company’s common shares are classified as equity instruments.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Consideration received from a private placement financing involving units consisting of common shares and warrants is allocated to the share capital and the warrant reserve accounts using the relative fair value method. As prescribed by this method, the consideration is allocated to the value of share capital and warrant reserve on a pro rata basis. The share capital is valued at the closing share price of the Company on the completion date of the private placement and the warrant reserve is valued using the Black-Scholes option pricing model.

i)
Loss per Share

Basic loss per share is calculated by dividing the net loss for the year by the weighted average number of shares outstanding during the year. Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of shares outstanding used in the calculation of diluted income or loss per share assumes that the deemed proceeds received from the exercise of stock options, share purchase warrants and their equivalents would be used to repurchase common shares of the Company at the average market price during the year, if they are determined to have a dilutive effect. Existing stock options and share purchase warrants have not been included in the current year computation of diluted loss per share as to do so would be anti-dilutive. Accordingly, the current year basic and diluted losses per share are the same.

j)
Share-based Payments

Where equity-settled share options are granted to employees, the fair value of the options at the date of grant, measured using the Black-Scholes option pricing model, is charged to the statement of comprehensive loss or capitalized to mineral properties over the vesting period using the graded vesting method. Performance vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest. Charges for options that are forfeited before vesting are reversed from share-based payment reserve.

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)

3. ACCOUNTING POLICIES (Continued)

Where equity-settled share options are granted to non-employees, they are measured at the fair value of the goods or services received. However, if the value of goods or services received in exchange for the options cannot be reliably estimated, the options are measured using the Black-Scholes option pricing model.

All equity-settled share-based payments are reflected in share-based payment reserve, until exercised. Upon exercise, shares are issued from treasury and the amount reflected in share-based payment reserve is credited to share capital, together with any consideration received.

k)
Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker is responsible for allocating resources and assessing performance of the operating segment.

l)
Accounting Policy Judgments and Estimation Uncertainty

The preparation of financial statements requires the use of accounting estimates. It also requires management to exercise judgment in the process of applying its accounting policies. Estimates and judgments are regularly evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The use of judgments, estimates and assumptions affects the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The following discusses the accounting judgments and estimates that the Company has made in the preparation of the audited consolidated financial statements for the year ended December 31, 2018, which could result in a material adjustment to the carrying amounts of assets and liabilities:

(i)
Accounting policy judgements

Impairment of Mineral Properties

In accordance with the Company’s accounting policy for its mineral properties, exploration and evaluation expenditures on mineral properties are capitalized. There is no certainty that the expenditures made by the Company in the exploration of its property interests will result in discoveries of commercial quantities of minerals. The Company applies judgment to determine whether indicators of impairment exist for these capitalized costs.

Management uses several criteria in making this assessment, including the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of mineral properties are budgeted, and evaluation of the results of exploration and evaluation activities up to the reporting date.

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)

3. ACCOUNTING POLICIES (Continued)

(ii)
Estimation Uncertainty

Determining Amount and Timing of Reclamation Provisions

A reclamation provision represents the present value of estimated future costs for the reclamation of the Company’s mineral properties. These estimates include assumptions as to the future activities, cost of services, timing of the reclamation work to be performed, inflation rates, exchange rates and interest rates. The actual cost to reclaim a mine or exploration property may vary from the estimated amounts because there are uncertainties in factors used to estimate the cost and potential changes in regulations or laws governing the reclamation of a mineral property. Management periodically reviews the reclamation requirements and adjusts the liability as new information becomes available and will assess the impact of new regulations and laws as they are enacted.

Valuation of Mineral Property Investments

The Company makes estimates and assumptions that affect the carrying value of its mineral property investments, which are comprised of equity interests in the shares of private companies. These financial assets are designated as fair value through other comprehensive income (loss), and management needs to determine the fair value as at each period end. As there is no observable market data which can be used to determine this fair value, management uses property specific and market based information to determine whether a significant change in the fair value of this investment may have occurred. Factors that are considered include a change in the performance of the investee, a change in the market for the investee’s future products, a change in the performance of comparable entities, a change in the economic environment, or evidence from external transactions in the investee’s equity. Changes to these variables could result in the fair value being less than or greater than the amount recorded.

m)
Accounting Standards Issued but Not Yet Applied

The following are accounting standards anticipated to be effective January 1, 2019 or later:

i)
IFRS 16 Leases

IFRS 16 replaces IAS 17 Leases. IFRS 16 specifies how to recognize, measure, present and disclose leases.

The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Application of the standard is mandatory for annual periods beginning on or after January 1, 2019. IFRS 16 will result in an increase in assets and liabilities. Management expects an increase in depreciation expense and also an increase in cash flow from operating activities as lease payments will be recorded as financing outflows in the consolidated statements of cash flows. The Company does not expect these impacts to be material. The Company will adopt IFRS 16 on its effective date of January 1, 2019.

There are no other IFRS or International Financial Reporting Interpretations Committee interpretations that are not yet effective that would be expected to have a material impact on the Company’s consolidated financial statements.

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)

4. ACCOUNTS AND OTHER RECEIVABLES

Category	December 31, 2018	December 31, 2017
Current
GST and HST receivables	$71	$348
Quebec mining tax receivables	61	61
Other receivables	17	26
Total current accounts and other receivables	$149	$435

Non-current
Mexican VAT receivable	90	77

Total accounts and other receivables	$239	$512

5. MARKETABLE SECURITIES

The movements in marketable securities during the years ended December 31, 2018 and 2017 are summarized as follows:

	Silver One Resources Inc.	Other Marketable Securities	Total

Balance as at December 31, 2017	$2,280	$1,997	$4,277
Loss recorded in other comprehensive loss	(1,290)	(390)	(1,680)
Balance as at December 31, 2018	$990	$1,607	$2,597

	Silver One Resources Inc.	Other Marketable Securities	Total
Balance as at December 31, 2016	$5,280	$567	$5,847
Purchases	-	1,829	1,829
Loss recorded in other comprehensive loss	(3,000)	(399)	(3,399)
Balance as at December 31, 2017	$2,280	$1,997	$4,277

The Company holds marketable securities as strategic investments and has less than a 10% equity interest in each of the investees.

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)

6. MINERAL PROPERTIES

As at December 31, 2018 and December 31, 2017, the Company has capitalized the following acquisition, exploration and evaluation costs on its mineral properties:

	Balance December 31, 2017	Acquisition	Concessions, taxes, and royalties	Salaries and share-based payments	Drilling, exploration, and technical consulting	Assaying, field supplies, and environmental	Travel and other expenditures	Total expenditures	Currency translation adjustments	Disposal or write-down of mineral properties	Balance December 31, 2018
Springpole	$70,398	$-	$237	$1,048	$657	$479	$559	$2,980	$-	$-	$73,378
Goldlund	93,807	-	2	928	1,045	596	226	2,797	-	-	96,604
Hope Brook	18,665	-	123	459	136	116	82	916	-	-	19,581
Cameron	26,676	-	39	193	57	39	28	356	-	-	27,032
Pickle Crow	16,496	-	50	92	58	36	22	258	-	-	16,754
Duquesne	5,053	-	6	4	27	-	1	38	-	-	5,091
Pitt	2,080	-	-	-	1	-	1	2	-	-	2,082
Others(1)	2,515	-	2	10	21	9	2	44	-	-	2,559
Canada Total	$235,690	$-	$459	$2,734	$2,002	$1,275	$921	$7,391	$-	$-	$243,081
Miranda	810	-	48	18	9	1	-	76	76	(962)	-
Socorro	782	-	107	3	4	-	-	114	77	(973)	-
San Ricardo	969	-	140	1	6	-	4	151	96	(1,216)	-
Others(2)	922	-	203	11	32	4	2	252	100	(1,030)	244
Mexico Total	$3,483	$-	$498	$33	$51	$5	$6	$593	$349	$(4,181)	$244
USA	698	-	43	-	-	-	-	43	63	-	804
Total	$239,871	$-	$1,000	$2,767	$2,053	$1,280	$927	$8,027	$412	$(4,181)	$244,129

	Balance December 31, 2016	Acquisition	Concessions, taxes, and royalties	Salaries and share-based payments	Drilling, exploration, and technical consulting	Assaying, field supplies, and environmental	Travel and other expenditures	Total expenditures	Currency translation adjustments	Disposal or write-down of mineral properties	Balance December 31, 2017
Springpole	$68,121	$243	$315	$443	$462	$357	$457	$2,034	$-	$-	$70,398
Goldlund	85,103	1,196	3	581	4,173	2,125	626	7,508	-	-	93,807
Hope Brook	17,595	-	21	186	397	182	284	1,070	-	-	18,665
Cameron	26,017	-	38	108	174	300	39	659	-	-	26,676
Pickle Crow	15,821	180	63	24	313	69	26	495	-	-	16,496
Duquesne	5,023	-	1	-	23	4	2	30	-	-	5,053
Pitt	2,074	-	-	-	5	1	-	6	-	-	2,080
Others(1)	-	2,500	2	-	10	3	-	15	-	-	2,515
Canada Total	$219,754	$4,119	$443	$1,342	$5,557	$3,041	$1,434	$11,817	$-	$-	$235,690
Miranda	760	-	76	-	24	2	-	102	(52)	-	810
Socorro	712	-	112	-	8	-	-	120	(50)	-	782
San Ricardo	829	-	191	-	4	1	3	199	(59)	-	969
Others(2)	703	-	245	-	23	1	2	271	(52)	-	922
Mexico Total	$3,004	$-	$624	$-	$59	$4	$5	$692	$(213)	$-	$3,483
USA	703	-	39	-	-	-	1	40	(45)	-	698
Total	$223,461	$4,119	$1,106	$1,342	$5,616	$3,045	$1,440	$12,549	$(258)	$-	$239,871

(1)
Other mineral properties in Canada as at December 31, 2018 and December 31, 2017 include the mining claims and concessions located in the Township of Duparquet, Quebéc, which are near the Company’s Duquesne gold project and the Duparquet gold project (in which the Company holds a 10% indirect interest).
(2)
Other mineral properties in Mexico as at December 31, 2018 and December 31, 2017 include Puertecitos, Los Tamales, Las Margaritas, Geranio, El Apache, El Roble, Batacosa, Lachatao and Montana Negra.

On July 30, 2018, the Company entered into an option agreement (the “Option Agreement”) with Gainey Capital Corp. (“Gainey”), granting Gainey the right to earn a 100% interest in First Mining’s Las Margaritas gold project (“Las Margaritas”) located in the State of Durango in Mexico. Under the terms of the Option Agreement, Gainey can elect to make either annual share or cash payments to the Company for aggregate consideration of between $900 and $1,015 over the four year option period. In addition, as per the terms of the Option Agreement, Gainey will make annual payments of USD $25,000 in September 2018 (paid), September 2019, September 2020 and USD $250,000 in September 2021 in connection with an existing agreement on the property, and exploration expenditures totaling USD $1,000,000 over the four year option period on Las Margaritas.  Upon completion of the four year option period, Gainey obtains a 100% ownership interest in Las Margaritas, except that First Mining will retain a 2% net smelter returns (“NSR”) royalty interest, with Gainey having the right to buy back 1% of the NSR royalty interest for USD $1,000,000 up until the first anniversary of the commencement of commercial production at Las Margaritas. As at December 31, 2018, the carrying value of the Las Margaritas property is $244 (2017 - $183).

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)

6. MINERAL PROPERTIES (Continued)

During the year ended December 31, 2018, the Company recorded a write-down of certain Mexican properties amounting to $4,181 (2017 - $nil). The write-down represents the complete write-off of the carrying value of these Mexican properties (except Las Margaritas), as the Company has no plans for future exploration and has not paid the associated concession taxes for over 12 months.

At December 31, 2018, the Company determined there were no significant events or changes in circumstances to indicate that the carrying amount of its other projects (the Canadian mineral property portfolio, the US property and the Las Margaritas property in Mexico) may not be recoverable. As such, there was no further write-down of mineral properties during the year ended December 31, 2018 (2017 - $nil).

7. MINERAL PROPERTY INVESTMENTS

Mineral property investments (which comprise equity interests in the shares of private companies) are designated as FVTOCI, with changes in fair value recorded in other comprehensive income (loss).

The Company, through its subsidiary Clifton, has a 10% equity interest in the shares of Beattie Gold Mines Ltd., 2699681 Canada Ltd., and 2588111 Manitoba Ltd which directly or indirectly own various mining concessions and surface rights, collectively known as the Duparquet gold project. As at December 31, 2018, the fair value of mineral property investments is $4,417 (2017 - $4,417). As at December 31, 2018, there was no change in the carrying value of mineral property investments given management concluded that there was no material change in fair value (Note 17).

8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Category	December 31, 2018	December 31, 2017
Accounts payable	$341	$840
Other accrued liabilities	241	243
Total	$582	$1,083

9. LOANS PAYABLE

During the year ended December 31, 2017, the Company paid $461 in full and final settlement of all outstanding loans payable. As at December 31, 2018, the Company had $nil (December 31, 2017 – $nil) remaining in loans payable to First Majestic Silver Corp.

10. DEBENTURE LIABILITY

Pursuant to the amalgamation with Tamaka on June 16, 2016, the Company assumed a liability in connection with three debentures (the “Debentures”) with an aggregate face value of $2,140 that had previously been issued by Tamaka in 2014 and 2015.

On June 30, 2017, the Company settled the debenture liability with total consideration of $3,302 through the issuance of 4,700,000 First Mining common shares, which were valued at $3,102 using the closing price as at June 30, 2017, and payment of $200 cash.

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)

11. SHARE CAPITAL

a)
Authorized

Unlimited number of common shares with no par value.
Unlimited number of preferred shares with no par value.

b)
Issued and Fully Paid

Common shares: 558,316,916 (December 31, 2017 – 552,547,616).
Preferred shares: nil (December 31, 2017 – nil).

The Company has a number of escrow agreements which arose from past transactions and the initial formation of the Company:

●
There were a total of 7,332,273 common shares of the Company held in escrow under the Escrow Value Security Agreement (“EVSA”) dated March 30, 2015. Under this agreement, 10% of the shares were released immediately and 15% were released every six months thereafter with the final release being on March 30, 2018. As at December 31, 2018, there were nil common shares of the Company in the EVSA escrow (December 31, 2017 – 1,099,842).

●
There were a total of 1,369,500 common shares of the Company held in escrow under the CPC Escrow Agreement (“CPC”) dated August 2, 2005. On March 30, 2015, 10% of the common shares were released and 15% were released every six months thereafter with the final release being March 30, 2018. As at December 31, 2018, there were nil common shares of the Company in the CPC escrow (December 31, 2017 – 194,425).

●
During the amalgamation of Tamaka on June 16, 2016, certain vendors deposited an aggregate of 29,658,290 First Mining shares received into escrow. Twenty percent of such escrowed shares were released from escrow on June 17, 2017, and an additional 20% will be released every six months thereafter, with the final tranche to be released on June 17, 2019. As at December 31, 2018 there were a total of 5,931,658 shares held in escrow as a result of the Tamaka transaction (December 31, 2017 – 17,794,974).

c)
Warrants

The movements in warrants during the years ended December 31, 2018 and 2017 are summarized as follows:

	Number	Weighted average exercise price
Balance as at December 31, 2016	50,938,672	$0.80
Warrants exercised	(1,245,263)	0.19
Balance as at December 31, 2017	49,693,409	$0.81
Warrants exercised	(5,131,300)	0.17
Warrants expired	(24,445,254)	0.80
Balance as at December 31, 2018	20,116,855	$0.99

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)

11. SHARE CAPITAL (Continued)

The following table summarizes information about the warrants outstanding as at December 31, 2018:

Exercise price	Number of warrants outstanding	Weighted average exercise price ($ per share)	Weighted average remaining life (years)
$0.01 – 0.50	3,241,855	$0.42	2.31
$0.51 – 1.00	-	-	-
$1.01 – 1.50	16,875,000	1.10	0.59
	20,116,855	$0.99	0.87

d)
Stock Options

The Company has adopted a stock option plan that allows for the granting of incentive stock options to Directors, Officers, employees and certain consultants of the Company for up to 10% of the Company’s issued and outstanding common shares. Stock options granted under the plan may be subject to vesting provisions as determined by the Board of Directors. All options granted and outstanding are fully vested and exercisable, with the exception of the grants for certain employees in accordance with TSX regulations.

Effective December 10, 2018, the Board of Directors adopted the following vesting criteria on all future option grants:

●
25% vests immediately upon grant;
●
25% vests in 6 months following the date of the grant;
●
25% vests in 12 months following the date of the grant; and
●
25% vests in 18 months following the date of the grant.

The movements in stock options during the years ended December 31, 2018 and 2017 are summarized as follows:

	Number	Weighted average exercise price
Balance as at December 31, 2016	24,440,617	$0.67
Granted – February 10, 2017	10,630,000	0.85
Granted – March 13, 2017	250,000	0.95
Granted – September 25, 2017	150,000	0.66
Granted – October 16, 2017	150,000	0.62
Options exercised	(4,162,617)	0.43
Options expired	(850,000)	1.65
Balance as at December 31, 2017	30,608,000	$0.74
Granted – January 15, 2018	9,575,000	0.60
Granted – April 16, 2018	120,000	0.50
Granted – July 20, 2018	50,000	0.43
Granted – October 16, 2018	1,400,000	0.40
Granted – December 10, 2018	12,075,000	0.40
Options exercised	(638,000)	0.17
Options expired	(1,950,000)	1.27
Options forfeited	(2,975,000)	0.68
Balance as at December 31, 2018	48,265,000	$0.61

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)

11. SHARE CAPITAL (Continued)

The weighted average closing share price at the date of exercise for the year ended December 31, 2018 was $0.38 (December 31, 2017 – $0.72).

The following table summarizes information about the stock options outstanding as at December 31, 2018:

	Options Outstanding			Options Exercisable
Exercise price	Number of options	Weighted average exercise price ($ per share)	Weighted average remaining life (years)	Number of options	Weighted average exercise price ($ per share)	Weighted average remaining life (years)
$0.01 – 0.50	18,915,000	$0.40	3.91	9,858,750	$0.39	2.97
$0.51 – 1.00	29,350,000	0.74	2.64	29,350,000	0.74	2.64
	48,265,000	$0.61	3.14	39,208,750	$0.65	2.72

During the year ended December 31, 2018, there were 23,220,000 (2017 – 11,180,000 ) incentive stock option granted with an aggregate fair value of $5,116 (2017 – $5,534), or a weighted average fair value of $0.22 per option (2017 – $0.49). As at December 31, 2018, 9,056,250 (2017 – nil) incentive stock options remain unvested with an aggregate fair value of $876 (2017 - $nil).

Certain incentive stock options granted were directly attributable to exploration and evaluation expenditures on mineral properties and were therefore capitalized to mineral properties. In addition, certain incentive stock options were subject to vesting provisions. These two factors result in differences between the aggregate fair value of incentive stock options granted and total share-based payments expenses during the years. Total share-based payments expense during the years ended December 31, 2018 and 2017 was classified within the financial statements as follows:

	For the year ended December 31,
Statements of Net Loss:	2018	2017
General and administration	$2,254	$3,401
Exploration and evaluation	106	1,130
Investor relations and marketing communications	437	728
Corporate development and due diligence	235	238
Subtotal	$3,032	$5,497

	For the year ended December 31,
Statements of Financial Position:	2018	2017
Mineral Properties	$1,169	$55
Total	$4,201	$5,552

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)

11. SHARE CAPITAL (Continued)

The fair value of the stock options recognized in the period has been estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended	Year ended
	December 31, 2018	December 31, 2017
Risk-free interest rate	1.91%	1.45%
Share price at grant date (in dollars)	$0.41	$0.85
Exercise price (in dollars)	$0.48	$0.85
Expected life (years)	5.00 years	5.00 years
Expected volatility(1)	70.87%	70.45%
Forfeiture rate	2.64%	0.00%
Expected dividend yield	Nil	Nil
(1)
The computation of expected volatility prior to the December 10, 2018 option grant was based on the historical volatility of comparable companies from a representative peer group of publicly traded mineral exploration companies. Commencing December 10, 2018, the computation of expected volatility was based on the Company’s historical price volatility, over a period which approximates the expected life of the option.

12. EXPENDITURES

Components by nature of the Company’s functional operating expenditure categories are as follows:

	For the year ended December 31, 2018
	General and administration	Exploration and evaluation	Investor relations and marketing communications	Corporate development and due diligence	Total
Administrative and office	$501	$139	$33	$5	$678
Depreciation	11	193	-	-	204
Consultants	62	72	17	-	151
Directors fees	143	-	-	-	143
Exploration and evaluation	-	1	-	-	1
Investor relations and marketing communications	7	7	803	2	819
Professional fees	342	-	-	-	342
Salaries	1,110	145	228	238	1,721
Share-based payments (non-cash) (Note 11(d))	2,254	106	437	235	3,032
Transfer agent and filing fees	162	-	8	-	170
Travel and accommodation	100	101	108	25	334
Operating expenditures total	$4,692	$764	$1,634	$505	$7,595
Write-down of mineral properties (non-cash) (Note 6)					4,181
Loss from operational activities					$11,776

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)

12. EXPENDITURES (Continued)

	For the year ended December 31, 2017
	General and administration	Exploration and evaluation	Investor relations and marketing communications	Corporate development and due diligence	Total
Administrative and office	$485	$-	$-	$-	$485
Depreciation	67	228	-	-	295
Consultants	5	115	-	11	131
Directors fees	142	-	-	-	142
Exploration and evaluation	-	67	-	-	67
Investor relations and marketing communications	-	-	2,015	35	2,050
Professional fees	570	39	-	-	609
Salaries	712	41	240	56	1,049
Share-based payments (non-cash) (Note 11(d))	3,401	1,130	728	238	5,497
Transfer agent and filing fees	452	-	-	-	452
Travel and accommodation	76	138	301	-	515
Operating expenditures total	$5,910	$1,758	$3,284	$340	$11,292
Write-down of mineral properties (non-cash) (Note 6)					-
Loss from operational activities					$11,292

13. SEGMENT INFORMATION

The Company operates in a single reportable operating segment, being the acquisition, exploration, and development of North American mineral properties. Geographic information about the Company’s non-current assets, excluding financial instruments, as at December 31, 2018 and 2017 is as follows:

Non-current assets	December 31, 2018	December 31, 2017
Canada	$243,854	$236,572
Mexico	334	3,560
USA	809	704
Total	$244,997	$240,836

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)

14. INCOME TAXES

Taxation in the Company and its subsidiaries’ operational jurisdictions is calculated at the rate prevailing in the respective jurisdictions. The reconciliation of income taxes calculated at the applicable Canadian federal and provincial statutory rates to the actual income tax expense (recovery) is as follows:

	Year ended December 31, 2018	Year ended December 31, 2017
Net loss before income tax	$11,645	$11,184
Combined Canadian statutory income tax rate	27.00%	26.00%
Income tax recovery computed at statutory income tax rate	3,144	2,908
Tax effect of:
Permanent differences	(599)	(982)
Difference in tax rates in foreign jurisdictions	128	4
Changes in estimate and others	(539)	5,018
Changes in unrecognized deferred tax assets	(2,134)	(6,948)
Total tax expense (recovery)	$-	$-

Deferred tax assets and liabilities are offset if they relate to the same taxable entity and same taxation authority. Future potential tax deductions that do not offset deferred tax liabilities are considered to be deferred tax assets. No deferred tax asset has been recognized in respect to the losses and temporary differences below, as it is not considered probable that sufficient future taxable profit will allow the deferred tax asset to be recovered.

	December 31, 2018	December 31, 2017
Deferred income tax assets and liabilities
Non-capital loss carryforwards	$24,172	$23,793
Net capital loss carryforwards	1,580	1,580
Investment tax credits	3,857	3,979
Undeducted financing costs and others	77	115
Mineral properties	1,417	(139)
Others	1,091	730
Unrecognized deferred tax assets	(32,194)	(30,058)
Deferred income tax assets (liabilities), net	$-	$-

As at December 31, 2018, the Company and its subsidiaries had unrecognized Canadian non-capital loss carryforwards of approximately $87,300 (2017 - $86,500) which expire between the years 2025 and 2038, unrecognized Canadian net capital loss carryforwards of approximately $5,900 (2017 - $5,900) which can be carried forward indefinitely, unrecognized Canadian investment tax credits of approximately $5,282 (2017 - $5,500) which expire between the years 2024 and 2033, and unrecognized Mexican non-capital loss carryforwards of approximately $1,603 (2017 - $1,100) which expire between the years 2019 and 2028.

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)

15. RELATED PARTY TRANSACTIONS

Key management includes the Directors and Officers of the Company. The compensation paid or payable to key management for services during the years ended December 31, 2018 and 2017 are as follows:

	Year ended December 31,
Service or Item	2018	2017
Directors’ fees	$143	$142
Salaries and consultants’ fees	1,208	871
Severance payments	410	-
Share-based payments (non-cash)	2,991	4,381
Total	$4,752	$5,394

16. SUPPLEMENTAL CASH FLOW INFORMATION

a)
Non-cash Investing and Financing Transactions

During the year ended December 31, 2018, significant non-cash investing and financing transactions were as follows:

●
Paid or accrued $nil for income taxes.

During the year ended December 31, 2017, the significant non-cash investing and financing transactions were as follows:

●
3,000,000 shares issued as part of the acquisition of other Canadian mineral properties (Note 6);
●
4,700,000 shares issued as part of the settlement of the debenture liability (Note 10); and
●
Paid or accrued $nil for income taxes.

b)
Changes in Liabilities Arising from Financing Activities

Non-cash changes
	January 1, 2018	Cash payments	Interest accrual	Changes in estimate	Debenture converted to shares	December 31, 2018
Loans payable	$-	$-	$-	$-	$-	$-
Debenture liability	-	-	-	-	-	-
Total liabilities from financing activities	$-	$-	$-	$-	$-	$-

			Non-cash changes
	January 1, 2017	Cash payments	Interest accrual	Changes in estimate	Debenture converted to shares	December 31, 2017
Loans payable	$455	$(461)	$6	$-	$-	$-
Debenture liability	2,106	(200)	-	1,196	(3,102)	-
Total liabilities from financing activities	$2,561	$(661)	$6	$1,196	$(3,102)	$-

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)

17. FAIR VALUE

Fair values have been determined for measurement and/or disclosure purposes based on the following methods.

The Company characterizes fair value measurements using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

●
Level 1: fair value measurements are quoted prices (unadjusted) in active markets for identical assets or liabilities;
●
Level 2: fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
●
Level 3: fair value measurements are those derived from valuation techniques that include significant inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The carrying values of cash and cash equivalents, current accounts and other receivables, and accounts payable and accrued liabilities approximated their fair values because of the short-term nature of these financial instruments. These financial instruments are classified as financial assets and liabilities at amortized cost.

The carrying values of non-current reclamation deposit and other receivables approximated their fair values. These financial instruments are classified as financial assets at amortized cost.

The carrying value of marketable securities was based on the quoted market prices of the shares as at December 31, 2018 and was therefore considered to be Level 1. These financial instruments are classified as financial assets at FVTOCI.

The carrying value of the mineral property investments (First Mining’s 10% equity interest in three privately held companies that own the Duparquet Gold Project) approximated their fair value. These financial instruments are classified as financial assets at FVTOCI. The carrying value of the mineral property investments was not based on observable market data and was therefore considered to be Level 3. The initial fair value of the mineral property investments was determined based on attributable pro-rata gold ounces for the Company’s 10% indirect interest in the Duparquet project, which formed part of the identifiable assets from the acquisition of Clifton. Subsequently, the fair value has been reassessed at each period end. Scenarios which may result in a significant change in fair value include, among others, a change in the performance of the investee, a change in the market for the investee’s future products, a change in the performance of comparable entities, a change in gold price, a change in the economic environment, or evidence from external transactions in the investee’s equity. As at December 31, 2018, management concluded that there was no significant change in the fair value of the mineral property investments.

The following table presents the Company’s fair value hierarchy for financial assets that are measured at fair value:

	December 31, 2018			December 31, 2017
		Fair value measurement			Fair value measurement
	Carrying value	Level 1	Level 3	Carrying value	Level 1	Level 3
Financial assets:
Marketable securities (Note 5)	$2,597	$2,597	$-	$4,277	$4,277	$-
Mineral property investments (Note 7)	4,417	-	4,417	4,417	-	4,417
Total	$7,014	$2,597	$4,417	$8,694	$4,277	$4,417

None of the Company’s financial liabilities are subsequently measured at fair value after initial recognition.

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)

17. FAIR VALUE (Continued)

During the year ended December 31, 2018 there have been no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy.

The classification of the financial instruments as well as their carrying values as at December 31, 2018 and 2017 is shown in the table below:

At December 31, 2018	Amortized Cost (Financial assets)	FVTOCI(1)	Amortized Cost (Financial liabilities)	Total
Financial assets:
Cash and cash equivalents	$5,115	$-	$-	$5,115
Current accounts and other receivables	17	-	-	17
Marketable securities	-	2,597	-	2,597
Mineral property investments	-	4,417	-	4,417
Reclamation deposit	116	-	-	116
Total financial assets	$5,248	$7,014	$-	$12,262

Financial liabilities:
Accounts payable and accrued liabilities	$-	$-	$582	$582

At December 31, 2017	Amortized Cost (Financial assets)	FVTOCI(1)	Amortized Cost (Financial liabilities)	Total
Financial assets:
Cash and cash equivalents	$15,400	$-	$-	$15,400
Current accounts and other receivables	26	-	-	26
Marketable securities	-	4,277	-	4,277
Mineral property investments	-	4,417	-	4,417
Reclamation deposit	116	-	-	116
Total financial assets	$15,542	$8,694	$-	$24,236

Financial liabilities:
Accounts payable and accrued liabilities	$-	$-	$1,083	$1,083
(1)
The Company made an irrevocable election to reclassify marketable securities and mineral property investments fair value remeasurements from FVTPL to FVTOCI. As of December 31, 2018, there have been no remeasurements of mineral property investments.

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)

18. FINANCIAL AND CAPITAL RISK MANAGEMENT

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include market risk, price risk, foreign currency risk, interest rate risk, credit risk, liquidity risk, and capital risk. Where material, these risks are reviewed and monitored by the Board of Directors.

The Board of Directors has overall responsibility for the determination of the Company’s risk management objectives and policies. The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility.

a)
Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk includes equity price risk, foreign currency risk and interest rate risk.

Equity Price Risk

The Company is exposed to equity price risk as a result of holding equity investments, which are comprised of marketable securities and mineral property investments, in other mineral property exploration companies.

If the fair value of our investments in equity instruments had been 10% higher or lower as at December 31, 2018, other comprehensive loss for the year ended December 31, 2018 would have decreased or increased, respectively, by approximately $701 (2017 – $869), as a result of changes in the fair value of equity investments.

Foreign Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada, the United States, and Mexico and a portion of the Company’s expenses are incurred in Canadian dollars (“CAD”), US dollars (“USD”), and Mexican Pesos (“MXN”). A significant change in the currency exchange rates between the Canadian, US and Mexican currencies, could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

As at December 31, 2018, the Company is exposed to currency risk on certain financial instruments denominated in USD and MXN. The Company does not have significant transactions or hold significant cash or other financial instruments denominated in USD and MXN currencies. Therefore, the Company considers this risk to be immaterial.

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company does not have any borrowings that are subject to fluctuations in market interest rate. Interest rate risk is limited to potential decreases on the interest rate offered on cash and cash equivalents held with chartered Canadian financial institutions. The Company considers this risk to be immaterial.

b)
Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents, accounts and other receivables, and the reclamation deposit. The Company considers credit risk with respect to its cash and cash equivalents to be immaterial as cash and cash equivalents are mainly held through large Canadian financial institutions.

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)

18. FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

c)
Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company’s policy is to ensure that it will have sufficient cash to allow it to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. The Company manages its liquidity risk by preparing annual estimates of exploration and administrative expenditures and monitoring actual expenditures compared to the estimates to ensure that there is sufficient capital on hand to meet ongoing obligations.

The following table summarizes the maturities of the Company’s financial liabilities as at December 31, 2018 based on the undiscounted contractual cash flows:

	Carrying Amount	Contractual Cash Flows	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Accounts payable and accrued liabilities	$582	$582	$582	$-	$-	$-

As at December 31, 2018, the Company held cash and cash equivalents of $5,115 (December 31, 2017 - $15,400). The Company believes it has sufficient cash on hand to meet operating requirements as they arise for at least the next 12 months.

d)
Capital Risk Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and retention of its mineral properties. The Company has historically demonstrated the ability to raise new capital through equity issuances and/or through surplus cash as part of its acquisitions. In the management of capital, the Company includes the components of shareholders’ equity as well as cash.

19. SUBSEQUENT EVENTS

Stock Options Grant

Subsequent to December 31, 2018, the Company has granted 5,000,000 incentive stock options to an Officer of the Company under the terms of its stock option plan. The stock options have an exercise price of $0.40 per share, are exercisable for a period of five years from the grant date and vest following a similar criteria to that listed in Note 11(d).

Forfeiture of Stock Options

Subsequent to December 31, 2018 and as at the date of filing these consolidated annual financial statements, 7,550,000 stock options were forfeited.